Exhibit 99.3


                           Reconnaissance Site Visit
                              and Surface Sampling

                             The Blackhawk Project
                             Lincoln County, Idaho
                                 Project Report

                                  Prepared for
                         International Gold Corporation
                                January 21, 1999

                                 41961-001-034

                                TABLE OF CONTENTS

1.0    INTRODUCTION .................................................       1
       1.1   Purpose ................................................       1
       1.2   Problem ................................................       1
       1.3   Scope ..................................................       1

2.0    SITE RECONNAISSANCE AND SURFACE SAMPLING .....................       2
       2.1  Background Geology ......................................       2
       2.2  Blackhawk Project Site Visit ............................       3
       2.3  Surface Sample Selection ................................       5
       2.4  Introduction to Permit Requirements .....................       5

3.0    SAMPLE PREPARATION ANT) ANALYSIS .............................       6
       3.1  Sample Preparation ......................................       6
       3.2  Fire Assay Procedures ...................................       7
       3.3  Analytical Procedures ...................................       8
       3.4  Laboratory Equipment ....................................      10

4.0    CONCLUSIONS ..................................................      11

                                     TABLES

 3-1   Surface Rock Sample Analyses .................................       7
 3-2   Surface Rock Sample Size .....................................       7
 3-3   Sample Screen Analysis .......................................       9

                                   PHOTOGRAPHS

 2-1   Hole at Discovery Site
 2-2   IGC Claim Marker
 2-3   D&M and IGC  Checking  an Outcrop
 2-4   Site of Surface  Rock  Sample #1
 2-5   General  View of Terrain - Core Hole  98C-22
 2-6   General  View of Terrain
 2-7   Collecting Surface Rock Sample
 2-8   Surface Rock Sample #2 Site Near Core Hole 98C-1
 3-1   Cleaning the Pulverizer
 3-2   Feeding the Pulverizer
 3-3   Splitting
 3-4   Flux and Sample in Crucible
 3-5   Crucibles Ready for Furnace
 3-6   Cress Electric Furnace

 3-7   Pouring Smelted Sample
 3-8   Poured Samples, Note Unsmelted Material in Samples 41A and 42A
 3-9   Micro Balance for Weighing Dores
 3-10  Parting Dishes on Hot Plate
 3-11  Diluting Parting Solutions to 100 Milliliters
 3-12  Perkin Elmer Zeeman 5700 AA With Graphite Furnace
 3-13  Automatic Dilution
 3-14  Sample Selection
 3-15  CRT Visual Readouts

                                   APPENDICES

Appendix A Edwarde R. May, Development Geologist Report
Appendix B Fire Assay record
Appendix C Assay Reports

                 RECONNAISSANCE SITE VISIT AND SURFACE SAMPLING,
                  THE BLACKHAWK PROJECT, LINCOLN COUNTY, IDAHO


                                1.0 INTRODUCTION

International Gold Corporation (IGC), Bellingham, WA has a precious metals prospect in Lincoln County, ID. IGC selected Dames & Moore to perform a reconnaissance site visit and an independent evaluation of site surface samples at the Blackhawk Project Site (Blackhawk). Dames & Moore selected and sampled four locations on the on January 19, 1999.

1.1 Purpose

Dames & Moore was retained by IGC to provide professional guidance on both geologic mapping of Blackhawk and on potential permit requirements. In addition, Dames & Moore was to provide an independent evaluation of surface samples to be collected by Dames & Moore. The surface samples were to be treated in a "Chain of Custody" mode and analyzed by fire assay procedures at AuRIC Metallurgical Laboratories (AuRIC) in Salt Lake City, UT. This report, Reconnaissance Site Visit and Surface Sampling, The Blackhawk Project, Lincoln County, Idaho (Report), presents the results of the Dames & Moore work.

1.2 Problem

The problem, as explained to Dames & Moore, is that IGC needed the assistance of a professional engineering and environmental firm to work with them in properly evaluating and developing their Blackhawk precious metals prospect. IGC also needed independent surface sampling and analyses of the surface samples.

1.3 Scope

The Scope of Work performed by Dames & Moore was to perform a reconnaissance site visit to Blackhawk, to provide professional guidance and support on surface mapping and permitting, and to obtain independently selected surface samples for precious metals analyses. The surface samples were to be treated in a "Chain of Custody" mode by Dames & Moore from the time of sample collection through the fire assay/graphite furnace atomic absorption spectrophotometer (FAIGFAA) analytical procedure.

                  2.0 SITE RECONNAISSANCE AND SURFACE SAMPLING

The Dames & Moore site reconnaissance and surface sampling is discussed in four parts as follows:

o     Background Geology
o     Blackhawk Project Site Visit
o     Surface Sample Selection
o     Introduction to Permit Requirements

The Blackhawk Project Site (Blackhawk) and core storage shed visits took place on Tuesday, January 19, 1999. The site visits followed an orientation meeting presented the evening of January 18th. Participants in the site and core storage visits included the Dames & Moore (D&M) and the International Gold Corporation Team (IGC), collectively the "Team". Dames & Moore personnel included Richard A. Daniele, Chief Metallurgical Engineer and Edwarde R. May, Development Geologist (Denver), James E. Jensen, Environmental PlanningfNEPA Compliance Project Manager (Boise), and Steven J. Sibbick, Senior Geochemist (Vancouver). IGC personnel included Marcus M. Johnson, Project Manager and Michael B. Mehrtens, Consulting Geologist.

2.1 Background Geology

Michael B. Mehrtens, MBM Consultants, Inc., the geologist for IGC, presented a background geology history to Dames & Moore personnel on January 18, 1999. Dean Eskridge discovered the Blackhawk prospect area in 1991. Mr. Eskridge was an amateur prospector and assayer. His self-assayed samples showed the presence of gold in sufficient quantities to be of interest to him. During the period from 1991 until July 1994 several people looked at the prospect. In July 1994, MBM Consultants, Inc. was retained to do an evaluation of the project site area. Michael B. Mehrtens' results were of sufficient interest that in July 1995 he drilled 10 vertical reverse circulation holes to test the prospect.

During the period from May 9, 1996 through April 4, 1997, Mineral Sciences Ltd., Chesham, Buckinghamshire, England prepared three reports based on samples from Blackhawk. The reports covered the mineralogical examination and electron probe study of samples of gold containing materials from Blackhawk. The three reports provided petrographic information about the rock matrix at the site. The studies indicated that the rocks contained olivine phenocrysts in addition to sanidine, quartz, augite with accessory titaniferous magnetite, ilmenite, appatite and zircon. The reports indicated that gold primarily occurs in one micron or smaller sized grains with an upper range of gold grains from 5 to 20 microns. Minute, rare grains or blebs of pyrite and chalcopyrite were noted associated with the ilmenite.

In September 1997 Bateman Engineering Company was retained to carry out a due diligence examination of Blackhawk. Two HQ sized core holes were drilled to depths of 507 and 203 feet respectively. They were designated 97C-8 and 97C-9. The holes were located  to act as  twins to the  11995  reverse  circulation  -  December  1997
Intergold Corporation, the parent of IGC, began active involvement with Blackhawk. In August 1998 Dr. Edward Deal, a volcanologist, spent several days in the field examining the Moonstone rhyolite to assist in clarifying the mode of deposition of the volcanic sequence. In September 1998 Intrasearch flew the area to obtain aerial photographs at a scale of 1 inch equal to 1,000 feet (1":1,000'). This was done to provide the basis for regional geological mapping.

During the period of September and October 1998 nine HQ sized core holes were drilled at wide, approximately 800 foot, spacings. The core holes were drilled vertical to a depth of 500 feet. The core was cut by diamond saw and quarter core in five foot sections was delivered to AuRIC Metallurgical Laboratories (AuRIC) in Salt Lake City, UT.

As a result of Mr. Mehrtens' geologic evaluation of the surface and the core, he was able to provide additional background geology information. At this time, his best opinion is that there are three levels of rhyolite which are stacked on each other as horizontal beds. All the rhyolites, approximately 500 feet thick, appear to fill an existing caldera. The source of the caldera is not currently known; however, it is thought that the rhyolite is probably from multiple vents.

One core, 98C-8, had large boulders of granite present. Core 98C-27 showed ferritite and the Moonstone rhyolite. The Mineral Science, Ltd. reports indicated that some gold was encapsulated in ilmenite crystals. The rocks studied were high in barium, strontium, and zirconium. This may indicate that the source of the rock is from the deep mantle. The connection with the olivine phenocrysts however is not clear. The black coarse grained material observed in the core is possibly ilmenite. Some core were observed to contain blood red hematite.

The background information on the site geology provided the Team with a brief history of the site and insight into the complexity of this unusual precious metals matrix.

2.2 Blackhawk Project Site Visit

Tuesday morning January 19, 1999 the first stop for the Team was the core storage shed. It is located behind the Shilo Inn in a storage area in Twin Falls, ID. The IGC core is in unit No. 361. There was insufficient light to see the core so the Team headed to Blackhawk, approximately 34 miles north of Twin Falls and 10 miles north of Shoshone on US Highway 93, and west of the highway.

The first stop was at the discovery out crop, Photograph No. 2-I. This location is the area where a reverse circulation hole was drilled in 1995, 95M-6. The white post in Photograph No. 2-2 is a claim marker. Photograph No. 2-3 is a picture was of the Team sampling an out crop on the ridge of a little depression over the rise from the discovery location. From this location, Michael B. Mehrtens was able to point out the flag at his hole Moonstone M4.

The Team traveled down into the depression towards core HUlL core area that Dames & Moore took its first surface rock sample (RS 1) shown on Photograph No. 2-4. This was the area in which Michael B. Mehrtens had taken his sample Moonstone Ml.

The Team walked south from Ml toward core hole 98C-22. There was some surface water running in the little valley that was crossed. Whether the surface water flow was normal flow, from earlier rain, or melting snow was not clear. The Team encountered some difficulty finding core hole 98C-22. Photograph No. 2-6 is a picture of the terrain in the area. At core hole 98C-22 the lava flow to the east may be a different flow. It was at a higher level and appeared to be above the flow that was sampled as RS 1. Photograph No. 2-7 is a picture of the typical surface rock sample collection.

On the route to core hole 98C-16, the Team walked up a road and around an outcrop to the northwest. This outcrop was one of the few massive outcrops that we saw. At 98C- 16 the survey stake was marked moon 2255. Michael B. Mehrtens indicated that this hole showed two flows on the core.

From the discovery area, the Team traveled to the northwest to the site of core hole 98C- 1 (Photograph No. 2-8). The third surface rock sample, RS 3 was taken here. The Team then drove to the area of core holes 98C-8 and 98C-9. An attempt to drive to the top of the steep hill to the south failed, and the Team walked to the top of the hill. The fourth and final surface rock sample was taken from the bluff on the west of the gap at the top of the hill.

From the top of the hill, the Team walked to the southeast to core hole 98C-27. This core hole was one of the most southeasterly holes. It is on top of the mesa south of the RS 4 channel sample location. An article by Leeman does not discuss the presence of any olivine in the lava rock; however, the lava rock in this area does contain olivine according to Michael B. Mehrtens.

On the road back to US Highway 93, there was a fenced area. Apparently someone dumped hazardous waste in a lava crevice, the BLM has fenced the area and posted harzardous waming signs.

The Team returned to the core shed in Twin Falls to examine the core. Core hole 98C-l was examined along with the AuRIC Assay Report dated January 18, 1999. Gold analyses for core hole 98C-l ranged from a low of 0.057 troy ounces per short ton (opt) at the minus 25 foot elevation to a high of 0.253 opt at the minus 250 elevation.

The geologists studied the core and discussed their various observations including the transition zones, apparent density, layers of soil or clay material, and porosity.

2.3 Surface Sample Selection

Dames & Moore independently selected the locations for all the surface rock samples. Dames & Moore obtained its first surface rock sample (RS 1) by chipping a channel vertically approximately 1 meter down the face of an outcrop near core hole 98C-16. Appendix A, Edwarde R. May, Development Geologist Report, covers in detail the surface rock sample selection and handling.

After returning to the discovery area, the Team took the second surface rock sample, RS 2 at the discovery outcrop. RS 2 was taken starting at the bottom of the outcrop and working up the outcrop (Plate 1, Surface Rock Sample RS 1, Appendix A). The length of the channel sample was about 1.1 meters. The core hole in the area was the 97M5-6.

Surface rock sample RS 3 was taken from an outcrop northwest of 98C- 1. The approximate location of the outcrop is seen over the bed of the truck in Photograph No. 2-8. The fourth and final surface rock sample, RS 4, was taken at the top of the hill south of core holes 98C-8 and 98C-9. The channel sample length was approximately 2 1/2 meters from the low point to the high point.

Dames & Moore is confident that, based on its random selection of the four surface rock sample locations, the outcrops sampled were not salted or artificially impregnated with precious metals.

2.4 Introduction to Permit Requirements

Preliminary discussions were held regarding the permit requirements for Blackhawk. IGC has done an excellent job to date with the BLM and land claims. Dames & Moore discussed some of the issues required for proceeding. Various items discussed included the following:

o  Land Uses
o  Water Resources
o  Biological Resources
o  Cultural Resources
o  Hazardous Materials Sites and Issues
o  Develop Strategy for Permits and Authorizations
o  Socioeconomic Economic Considerations
o  Native Peoples Issues
o  Public Involvement.

                       3.0 SAMPLE PREPARATION AND ANALYSES

Dames & Moore maintained possession of the surface rock samples from the time that they were collected at the Blackhawk Project Site (Blackhawk) through sample preparation and analyses. The samples were prepared and analyzed in the AuRIC Metallurgical Laboratories (AuRIC) facilities in Salt Lake City, UT. The Dames & Moore Sample Preparation and Analyses section is discussed in four parts as follows:

o  Sample Preparation
o  Fire Assay Procedures
o  Analytical Procedures
o  Laboratory Equipment

The four surface rock samples are identified for the sample preparation as RS I, RS 2, RS 3, and RS 4. For the analyses a duplicate was run for each sample along with duplicates of a Canadian Certified Reference Material, Gold Ore MA-2b. For the analytical portion of the analyses the surface rock samples were identified as follows:

1. RS l1,RS 11A, the duplicates as RS 12, RS 12A (sample RS 1)
2. RS 21, RS 21A, the duplicates as RS 22, RS 22A (sample RS 2)
3. RS 31, RS 31A, the duplicates as RS 32, RS 32A (sample RS 3)
4. RS 41, RS 41A, the duplicates as RS 42, RS 42A (sample RS 4);


3.1 Sample Preparation

Sample preparation includes jaw crushing, roll crushing, pulverizing and splitting (Photograph Nos. 3-1, 3-2, & 3-3). The samples were crushed initially in thejaw crusher. The jaw crusher was scraped and brushed to remove any residual sample from previous work. Clean silica sand was run through the jaw crusher. The silica used for cleaning the jaw crusher was from an unopened bag of Unimin Industrial Quartz 4095 which represents 95 percent retained on 40 mesh or coarser. Approximately one kilogram of silica quartz was run through the crusher.

After wire brushing the crusher, it was vacuumed inside and outside. As a final cleaning step the crusher was blown with high pressure air. The jaw crusher was inspected inside after cleaning. There was no visible particulate apparent. This procedure was repeated for each of the four surface rock samples.

The second stage in sample preparation was roll crushing. The jaw crusher cleaning procedure was repeated for roll crushing. The third stage in sample preparation was sample splitting. The weights of the surface rock samples, after drying, are shown in Table 3-1, Surface Rock Sample Size.

                       Table 3-1. Surface Rock Sample Size
--------------------------------------------------------------------------------
            Sample                                 Weight (grams)
--------------------------------------------------------------------------------
             RS 1                                      1441
             RS 2                                      1792
             RS 3                                      1141
             RS 4                                      2071
--------------------------------------------------------------------------------

Splitting the roll crusher product samples was used to obtain approximately one kilogram of sample for pulverizing. A Sepor 12 slot riffle splitter was used to reduce the sample size . The riffle equipment and splitter pans were blown clean with a high pressure air hose after each use.

The fourth stage in sample preparation was pulverizing and splitting. Pulverizing was to reduce the sample particle size to approximately 90 percent minus 150 mesh by running each sample through the pulverizer twice. The splitting was to reduce the pulverized sample to approximately 100 grams for screen analysis and fire assaying. The jaw crusher cleaning procedure was repeated for pulverizing including running the silica through the pulverizer.

After an analytical problem, Dames & Moore decided to repeat the fire assay and analytical procedure. The remaining sample material from each individual sample was combined and each combined sample was pulverized for a third time. The results from pulverizing a third time gave finer material as shown in Table 3-2, Sample Screen Analysis.

                        Table 3-2. Sample Screen Analysis
--------------------------------------------------------------------------------
 Sample        Net Weight    +150 Mesh        -150 Mesh            Percent
  No.           (grams)       (grams)         (grams)             -150 Mesh
--------------------------------------------------------------------------------
 RS 1A           50.0           4.0             46.0                 92.0
 RS 2A           50.0           3.0             47.0                 94.0
 RS 3A           50.0           0.9             49.1                 98.2
 RS 4A           50.0           0.2             49.8                 99.6
--------------------------------------------------------------------------------


3.2 Fire Assay Procedures

One of the most important elements in fire assaying is the planning of the flux to produce a fluid slag to minimize, to the greatest extent possible, the retention of any precious metals in the fire assay slag. Composition of the fire assay flux was determined by AuRIC in previous work.

The surface rock samples appeared to be rhyolite material. Based on a rhyolite rock, AuRIC selected a flux containing litharge, borax, soda ash, potash, silica, fluorspar, and flour (Photograph Nos. 3-4 & 3-5).

A summary description of the fire assay procedure used for the surface rock samples is as follows:

1. In the laboratory split the ground sample in a micro riffle splitter to about 20 grams in each splitter pan.

2. From one pan remove a 15-gram sample and put it into a crucible, take a 15-gram sample from the other pan and put into a second crucible.

3.   Clean the splitting equipment.

4. Repeat the splitting procedure on the MA-2b gold standard sample to obtain two 15- gram samples and place them into crucibles.

5. A predetermined mix of fluxes was added in the same amount to every crucible, the sample and fluxes were thoroughly mixed, the crucibles were placed in a furnace for approximately one hour (Photograph No. 3-6). The one hour time period began after the temperature reached 1000 0C (1832 degrees F), and the mixture smelted.

6. When smelting was completed, the molten mass was poured into an inverted conical mold made of steel. When the sample cooled, the lead button at the point of the cone was separated from the slag on top of the lead button. Any residual slag attached to the lead button was meticulously removed (Photograph Nos. 3-7 & 3-8).

7.   The lead buttons were weighed.

8. The lead buttons were placed in preheated cupels, and the cupels were placed in the oven until all the lead was fumed away. The remaining sphere in the cupel, after fuming, contained the precious metals. The sphere is called the dore.

9. The dores were weighed on a micro balance then placed into a porcelain "parting" (separate gold & silver) dish (Photograph Nos. 3-9 & 3-10)

The data on the sample size and weights is included on the Fire Assay Record, Appendix B. Because of the considerable effort expended by AuRIC in determining these flux components, the flux information is considered proprietary and was not included on the Fire Assay Record.

3.3 Analytical Procedures

The analytical process begins with the parting step and generally consists of the following:

1.   Nitric acid was added to dissolve the silver, parting.

2. After parting was complete, hydrochloric acid was added to make aqua regia and the total dore was dissolved. (Sometimes the remaining gold particle is large enough to see and sometimes large enough to weigh; nevertheless, the procedure used was to dissolve the gold in aqua regia for all dores).

3. The parting solutions initially were diluted to 10 milliliters (ml) with deionized water for analysis for the initial sample runs, and to 100 ml for the repeat runs (Photograph No. 3-l1).

4. A graphite furnace atomic absorption spectrometer (GFAA) was used for the solution analyses (Photograph Nos. 3-12, 3-13, 3-14, & 3-15).

5. The GFAA was used to analyze a 2-milliliter (ml) sample drawn from the I 0-mI samples initially, and drawn from the 100 ml samples for the repeats.

The GFAA has the capability to automatically dilute a 2 ml sample to a ratio of 40:1. Some of the initial samples (RS 11, RS 12, RS 21, RS 22, RS 31, RS 32, RS 41, RS 42) were still too high. The 40:1 dilution system did not reduce the solution concentration sufficiently to fall within the GFAA measuring range. After experiencing difficulties with the automatic dilution system on the GFAA, the entire analytical process was repeated to ensure accuracy. The repeat samples (RS I lA, RS 12A, RS 21A, RS 22A, RS 31A, RS 32A, RS 41A, RS 42A) were diluted to 100 ml each after parting. The results of the repeat analyses are shown in Table 3-3, Surface Rock Sample Analyses. The AuRIC Assay Report is included as Appendix C.

As part of the Chain of Custody effort, extra flux was prepared when the surface rock samples were prepared for fire assay. The extra flux was sent as a to another independent laboratory for analysis (Appendix C). The flux was sent as an unknown source sample that might have gold present. The independent laboratory did not find any gold (less 0.02 ppm Au). The absence of gold in the flux confirmed that the gold source was the surface rock samples.

                     Table 3-3. Surface Rock Sample Analyses
                           (troy ounces per short ton)
--------------------------------------------------------------------------------
            Sample No.                Gold                  Silver
--------------------------------------------------------------------------------
             RS 11A                   0.009                  0.307
             RS 12A                   0.009                  0.299
             RS 21A                   0.006                  0.282
             RS 22A                   0.006                  0.286
             RS 31A                   0.008                  0.300
             RS 32A                   0.008                  0.304
             RS 41A                   0.004                  0.322
             RS 42A                   0.003                  0.313
--------------------------------------------------------------------------------
                                        9

3.4 Laboratory Equipment

The AuRIC facilities are well equipped to prepare and analyze precious metal containing samples. The equipment used in preparing and analyzing the Blackhawk rock surface samples include the following:

o    4" X 6" Denver Jaw Crusher
o    8" Stauss Roll Mill
o    6" Bico Disc Pulverizer
o    1/2" Sepor Riffle Splitter
o    Microsplitter
o    Acculab V-333 Electronic Scale
o    Cress Electric Furnace, Model #C1228 with Watlow 942 Temperature Controller
o    Mettler Instrument Corp., Microgram Scale
o Perkin Elmer Zeeman 5100 Atomic Absorption Spectrophotometer with PE HGA 600 Power Supply and Graphite Furnace (GFAA).

                                 4.0 CONCLUSIONS

Dames & Moore was retained by International Gold Corporation (IGC) to perform a reconnaissance site visit to the Blackhawk Project Site to provide professional guidance and support on surface mapping and permitting, and to obtain independently selected surface samples for precious metals analyses. The surface samples were treated in a "Chain of Custody" mode by Dames & Moore from the time of sample collection through the fire assay/graphite furnace atomic absorption spectrometer (FA/GFAA) analytical procedure. Based on this work Dames & Moore has drawn the following conclusions:

o IGC has followed and continues to follow a careful third party independent evaluation of its Blackhawk gold prospect in Lincoln County, ID.

o IGC has been effective in dealing with the Bureau of Land Management (BLM) in bringing the project to its current status.

o Dames & Moore is confident that, based on its random selection of the four surface rock sample locations, the outcrops sampled were not salted or artificially impregnated with precious metals.

o The four Dames & Moore independently selected and analyzed surface rock samples show the presence of gold and silver.

o The surface gold concentrations (0.003 to 0.009 troy ounces per short ton, opt) are highly anomalous. It is highly unusual to have gold and silver (0.282 to 0.351 opt) values of this concentration in unaltered flow rocks.

o The four Dames & Moore surface rock samples were more than an order of magnitude higher in gold than the surface sample(s) obtained by an Idaho state Geologist.

o Dames & Moore confirmed, in another independent laboratory, that the flux used in the fire assay procedure did not contain any gold (less 0.02 parts per million Au).

o The use of a graphite furnace atomic absorption spectrometer with automatic dilution, duplicate sample averaging, values measured in the parts per billion range, and rechecking with duplicate solution samples gave Dames & Moore with high confidence in the results.

o The anomalous gold and silver values in the surface rock samples provide further confirmation of Dames & Moore's previous independent third party work on core samples that showed levels of gold ranging from 0.003 to 0.099 opt, 98C-9 and 98C- 22 respectively.




                                       11



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                                   APPENDIX A



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                                 Edwarde H. May
                              6375 5. Xavier Court
                               Littleton, CO 80123


January 31, 1999


Mr. Richard A. Daniele
Chief Metallurgical Engineer
Dames & Moore
633 17t Street Suite 2500
Denver, CO 08202-3625

Dear Dick:   Re: Surface Rock Samples, Blackhawk Gold Project- Chain of Custody.

A site inspection trip was made to the Blackhawk property on Tuesday January l9t 1999. The tour group consisted of Marcus Johnson, International Gold Corporation's (IGC) Project Manager, Michael Mehrtens, past President and now consultant to IGC, Richard Daniele, Dames & Moore's (D&M) Denver Office, James Jensen, D&M's Boise Office, Steve Sibbek, D&M's Vancouver Office, and myself One of the trip's purposes, other than site familiarity, was to collect surface rock samples to check whether project outcrops in the area of mineralization are anomalous in gold. Results from four channel samples indicate that the outcrops are highly anomalous in gold and silver.

1.0 INTRODUCTION.
The Blackhawk Property lies in the SE corner of the Moonstone Rhyolite, which is a part of the Magic Reservoir eruptive complex. This complex occurs in south-central Idaho approximately 50 miles north of Twin Falls (Figure 1). Dean Eskridge discovered gold in 1991 who was not only an amateur prospector but also operated an assay laboratory in Twin Falls. A number of junior companies have worked the property up to 1997 when IGC acquired the property through silver.

Gold Mineralization has been recognized by Surface Electron Microscope (SEM) scanning to be homogeneously distributed throughout an olivine, illmenite-rich rhyolite or dacite. Gold grain size is generally 1 to 5 microns with the largest grain recognized todate of 21 microns. At least three near horizontal rhyolite lava flows have been identified from drill core logging.

Analyzes of rock samples has been plagued by poor repeatability of gold results. In 1998 IGC realizes that it could not proceed with property evaluation until a reliable, repeatable, and industry proven analytical technique had been adapted and developed for the Moonstone rock chemistry. IGC retained the services of AuRIC, controlled by Tonto Drilling and Dynatec, to research fire assay procedures. Slight modification to standard fire assaying flux has been successfully developed by AuRIC under the direction of D&M.

2.0 SAMPLE COLLECTION.
Four surface samples were collected over a strike distance of 6000 feet in a NW-SE and 750 feet in a NE- SW direction (Figure 2). The sample pattern parallels the drilling used to identify gold mineralization. Samples were collected using channels that were approximately 1 .5 inches ") wide by 1.0" deep and were oriented parallel to the flow true thickness. Table 1.0 shows the samples lengths and weights.



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                                     Table I
                         International Gold Corporation
      Surface Rock Samples, Blackhawk Gold Property, Lincoln County, Idaho.
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Sample No       Sample Length       Sample Weight            Sample Description
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    RS 1               90               1199                Laminated Rhyolite
    RS 2              110               1471                Vitrophyric Rhyolite
    RS 3              140                899                Massive Rhyolite
    RS 4              250               1750                Laminated Rhyolite
--------------------------------------------------------------------------------

All samples were wealdy weathered with slight discoloration due to hematite staining and minor clay alteration. The samples were all slightly oxidized, black to dark brown in color with numerous phenocrysts and small xenoblasts. Plate 1 shows a photograph taken at each sample site.

There was wide spread outcroppings at all sample sites covering at least 75% of each area. No evidence of outcrop tampering nor salting could be seen.

3.0 CHAIN OF CUSTODY
The four samples remained in the possession of Richard Daniele and myself from collection through to graphite furnace analysis. I watched sample preparation while Mr. Daniele watched the fluxing and fire assaying procedure.

4.0 SAMPLE PREPARATION.
Each piece of equipment was carefully wire brushed, and air blown and a new bag of industrial silica sand used in the jaw, and roll crushers and pulverizer. The sample preparation equipment has been for the past month dedicated to the Blackhawk core samples so that if there were any contamination it would have had to come from property samples.

Each sample was split into two as a check on the fire assaying technique. The samples were renumbered in thelaboratorysothatRS 1 isnowRS 11 and its splits RS 11A.

5.0 SAMPLE RESULTS.

Anomalously high gold and silver values were collected from all four samples as shown on Table 2

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                                     Table 2
                         International Gold Corporation
         Surface Sample Precious Metal Results, Blackhawk Gold Project,
                              Lincoln County, Idaho
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                  Sample No            Precious Metal Values
                                    --------------------------------------------
                                    Gold (opt)        Silver (opt)
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                   RS llA           0.009              0.307
                   RS 12A           0.009              0.299
                   RS 21A           0.006              0.282
                   RS 22A           0.006              0.286
                   RS 3lA           0.008              0.300
                   RS 32A           0.004              0.304
                   RS 4lA           0.004              0.322
                   RS 42A           0.003              0.313
--------------------------------------------------------------------------------


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Ml samples are anomalous in precious metal values.  Sample RS 2 was collected at the discovery outcrop. RS 4 was collected at the east end of the drilled area and appears to confirm results from drill hole 98C-9 that gold mineralization is weakening is this direction. Similarly, RS 3 that was collected on the west end agrees with the results gathered in drill hole 98C-l that precious metal values remain strong in this direction.

Values upto 300ppb, as collected by the Dames & Moore surface samples, would be considered anomalous in most parts of the World. Precious metal values as high as these collected in unaltered rhyo-dacite flow rocks in south-central Idaho have to be considered as highly unusual and future work must proceed cautiously in order to verify and confirm ore grade mineraliztion intersected over a wide area in the drill holes (Figure 2).


6.0 CONCLUSIONS.

The Blackhawk project site contains extensive outcroppings of rhyo-dacite flows that cover approximately 75% of the visited project site surface. Results from the four channel samples shows that the drilled area, consisting of about 6000 feet NW-SE and 750 feet in a NE-SW direction, is highly anomalous in gold and silver values. Gold values ran from 0.003 ounces per ton (opt) to 0.009 opt whereas silver ran from 0.282opt to O.322opt.

It is highly unusual to have precious metal values this high in unaltered flow rocks. These values do, however, confirm previous drilling results that potentially ore grade mineralization could underlie these outcrops. In addition, surface outcrop sampling by IGC staff has indicated even higher surface values near one tenth of an ounce in the same outcrops sampled for this report. The Dames & Moore samples were approximately one tenth of previously collected IGC material but were considerably higher than results generated from samples collected by the Idaho state geologist. Her results averaged l2ppb versus upto 330 ppb for the Dames & Moore data or about 30 times lower. All parties collected precious metal values for it must be kept in mind that even 12 ppb is anomalous for this kind a rock environment.

The Dames & Moore surface samples were kept under tight security from collection through to final analyze so that the possibility of salting must be considered extremely remote.

It is also worthy to note that the four channel samples were collected within one inch of the surface, which means that rock chip sampling could be a useful and inexpensive exploration tool in identifying areas overlying interesting precious metal values. The lowest surface values (RS 4) were collected at the east end of the drilled area and close to hole 98C-9 that was a waste hole, whereas, RS 3 confirmed drill hole results that interesting precious metal values remain open to the northwest.

The rhyo-dacite flows are highly unusual rocks both in whole rock composition as well as precious metal metal content. While the four surface samples have confirmed the presence of anomalous precious metal values considerable more verification work needs to continue to detennine whether ore grade mineralization does indeed occur at depth.

Yours very truly.


/s/  Edwarde R. May

Edwarde P. May
Consulting Mining Geologist.